Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes for the six-months periods ended December 31, 2024 and 2023 and the audited consolidated financial statements and accompanying notes for the year ended June 30, 2024 included in our annual report on Form 20-F (“2024 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2024. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. “We,” “us,” “our,” or the “Company” refers to Fitell Corporation and its subsidiaries, unless the context requires otherwise.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements include statements relating to:

●	the timing of the development of future services;

●	projections of revenue, earnings, capital structure and other financial items;

●	statements regarding the capabilities of our business operations;

●	statements of expected future economic performance;

●	statements regarding competition in our market; and

●	assumptions underlying statements regarding us or our business.

These forward-looking statements are subject to a number of risks and uncertainties, including:

●	our dependence on macroeconomic conditions and consumer discretionary spending;

●	the intense competition in the gym and fitness equipment industry;

●	the impacts of the COVID-19 pandemic on our business and results of operations;

●	fluctuations in product costs and availability;

●	international risks and costs associated with our supply chain;

●	changes in consumer demand;

●	risks associated with operating our own online platform, including confidential consumer data;

●	reputational harms which could adversely impact our ability to attract and retain customers;

●	the potentially negative impact of our strategic plans and initiatives on our financial results;

●	unauthorized disclosure of sensitive or confidential customer, vendor, or our information;

●	the inability to attract, train, engage, and retain key personnel;

●	the loss of one or more of our key executives;

●	the effect of design and manufacturing defects on our products and services;

●	the adverse effects from accidents, safety incidents, or workforce disruptions;

●	the inability to sustain pricing levels for our products and services;

●	the risk of warranty claims and product returns;

●	changes in marketing of our products and services which could affect our marketing expenses and subscription levels;

●	the need for additional capital to support business growth and objectives;

●	payment processing risk;

●	foreign currency exchange rate fluctuations;

●	our dependence on suppliers and manufactures to provide us with sufficient quantities of quality products in a timely fashion;

●	our limited control over our suppliers, manufacturers, and logistics partners;

●	the costs and risks associated with our complex regulatory, compliance, and legal environment;

●	our inability or failure to protect our intellectual property rights;

●	changes in tax laws and regulations;

●	failure to comply with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”);

●	our status as a “foreign private issuer” under U.S. securities laws and the disclosure obligations which are applicable to us on the Nasdaq Capital Market;

●	our use of home country corporate governance practices instead of otherwise applicable Nasdaq corporate governance requirements;

●	the accuracy of or market growth forecasts;

●	our management team’s limited experience managing a public company;

●	the risk of earthquakes, fire, power outages, floods, public health crises, including the current COVID-19 pandemic, and other catastrophic events, and to interruption by man-made problems such as terrorism;

●	our status as an “emerging growth company” and our election to comply with the reduced disclosure requirements as a public company that may make our Ordinary Shares less attractive to investors;

●	the risk that Ms. Jieting Zhao may have different interests than that of other shareholders;

●	our intention to not pay dividends for the foreseeable future;

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” and elsewhere in our 2024 Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

Results of Operations

Comparison of the Six-months Periods Ended December 31, 2024 and 2023

The following table summarizes the results of our operations during the six-months periods ended December 31, 2024 and 2023, and provides information regarding the dollar and percentage increase (or decrease) during such periods.

	For the Six Months Periods Ended December 31,
	2024		2023		Variance
	US$	% of revenue	US$	% of revenue	US$	%
REVENUE	2,647,039	100.0%	2,123,119	100.0%	523,920	24.7%
COST OF GOODS SOLD	1,632,280	61.7%	1,275,967	60.1%	356,313	27.9%
GROSS PROFIT	1,014,759	38.3%	847,152	39.9%	167,607	19.8%

OPERATING EXPENSES
Personnel expenses	578,649	21.9%	421,364	19.8%	157,285	37.3%
Consulting fees	574,659	21.7%	1,272,468	59.9%	(697,809)	-54.8%
General and administrative expenses	680,818	25.7%	1,268,545	59.7%	(587,727)	-46.3%
Sales and marketing expenses	209,118	7.9%	175,705	8.3%	33,413	19.0%
Amortization of operating right of use asset	138,728	5.2%	132,867	6.3%	5,861	4.4%
Depreciation expenses	5,195	0.2%	4,469	0.2%	726	16.2%
Total operating expenses	2,187,167	82.6%	3,275,418	154.3%	(1,088,251)	-33.2%

INCOME FROM OPERATION	(1,172,408)	-44.3%	(2,428,266)	-114.4%	1,255,858	-51.7%

OTHER INCOME (EXPENSE)
IPO related-expenses	(300,000)	-11.3%	(50,286)	-2.4%	(249,714)	496.6%
Unrealized gain (loss) from marketable securities	77,681	2.9%	(312,831)	-14.7%	390,512	-124.8%
Other income (expense)	-	N/A	115,190	5.4%	(115,190)	-100.0%
Interest income	129,292	4.9%	764	0.0%	128,528	16823.0%
Interest expense	(74,256)	-2.8%	(66,844)	-3.1%	(7,412)	11.1%
Total other income (expenses)	(167,283)	-6.3%	(314,007)	-14.8%	146,724	-46.7%

INCOME BEFORE TAX	(1,339,691)	-50.6%	(2,742,273)	-129.2%	1,402,582	-51.1%

INCOME TAX EXPENSE (CREDIT)	340,351	12.9%	(80,566)	-3.8%	420,917	-522.4%

NET LOSS	(1,680,042)	-63.5%	(2,661,707)	-125.4%	981,665	-36.9%

Revenues

Revenues were $2,647,039 for the six-months period ended December 31, 2024, and $2,123,119 for the six-months period ended December 31, 2023, representing an increase of $523,920, or 24.7%. Revenues consist primarily of (i) merchandise revenues of $2,647,039 for the six-months period ended December 31, 2024, and $2,007,562 for the six-months period ended December 31, 2023; (ii) no licensing income for the six-months period ended December 31, 2024, and licensing income of $115,557 for the six-months period ended December 31, 2023.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	For the Six Months Periods Ended December 31,
	2024		2023		Change	Change
	US$	%	US$	%	US$	%

Merchandise revenue	2,647,039	100.0%	2,007,562	94.6%	639,477	31.9%
Licensing income	-	0.0%	115,557	5.4%	(115,557)	-100.0%
Total Revenue	2,647,039	100.0%	2,123,119	100.0%	523,920	24.7%

Merchandise revenue

Merchandise revenue represents the sales of our various gym and fitness equipment and products. Merchandise revenue increased by 31.9% or $639,477 to $2,647,039 in the six-months period ended December 31, 2024 from $2,007,562 in the six-months period ended December 31, 2023. The increase in merchandise revenue was primarily attributable to the net effects of: (i) a slight increase of 3.3% in sales orders from 10,364 in the six-months period ended December 31, 2023, to 10,711 in the six-months period ended December 31, 2024 due to our management team’s increased efforts on our promotional campaign and exploring new channels to solicit new customers; and (ii) increase in the average revenue per order from $193.71 in the six-months period ended December 31, 2023 to $247.13, or an increase of 27.6%, in the six-months period ended December 31, 2024. The increase in average revenue per order is mainly due to the recovery in consumers’ confidences in Australia. By the end of the calendar year 2024, the inflation rate in Australia has dropped to 2.4% from 4.1% as at the end of calendar year 2023. In addition, the Reserve Bank of Australia has stabilized the case rate at 4.25% throughout the six-months period ended December 31, 2024.

Licensing income

Licensing income refers to the services provided to gym studios in overseas markets. These services include, but are not limited to, providing the brand name and offering initial design services to gym studios. We have generated nil and $115,557 in licensing income in the six-months periods ended December 31, 2024, and 2023, respectively. The decrease was due to management temporarily suspending overseas expansions recently because market sentiments are negatively affected by inflation and the rise in interest rates in the global market. Nevertheless, we will expand these services again, especially to the Asia market, when the time is right.

Cost of goods sold

Cost of goods sold were $1,632,280 for the six-months period ended December 31, 2024, and $1,275,967 for the six-months period ended December 31, 2023, representing an increase of $356,313, or 27.9%. Cost of goods sold consist primarily of merchandise costs, freight costs, and other related purchase costs such as custom duties. The increase was in line with the increase in merchandise revenues. Our cost of goods sold remains stable in terms of ratio, and accounted for 61.7% and 60.1% of our total revenue for the six-months period ended December 31, 2024 and 2023, respectively.

Gross Profit

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Gross Profit	1,014,759	847,152	167,607	19.8%
Gross Profit Margin	38.3%	39.9%		-1.6%

Gross profit was $1,014,759 for the six-months period ending December 31, 2024, and $847,152 for the six-months period ending December 31, 2023, representing an increase of $167,607, or 19.8%. The increase is in-line with the growth in revenue. Gross profit margin was 38.3% and 39.9% for the six-months period ended December 31, 2024 and 2023, respectively, which was very stable.

Personnel Expenses

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Personnel expenses	578,649	421,364	157,285	37.3%
as percentage of revenue	21.9%	19.8%		2.0%

Personnel expenses were $578,649 for the six-months period ended December 31, 2024, and $421,364 for the six-months period ended December 31, 2023, representing an increase of $157,285, or 37.3%. Personnel expenses consist primarily of employee salaries, superannuation, external consulting expenses and other employment expenses. Personnel expenses and headcount were relatively stable as a percentage of revenue, and the ratio was 21.9% and 19.8% in the six-months periods ended December 31, 2024 and 2023, respectively. Management targets to hire the right persons for each different task in order to maintain an effective and efficient operational team of the right size.

Consulting fees

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Consulting fees	574,659	1,272,468	(697,809)	-54.8%
as percentage of revenue	21.7%	59.9%		-38.2%

Consulting fees were $574,659 for the six-months period ended December 31, 2024, and $1,272,468 for the six-months period ended December 31, 2023, representing a decrease of $697,809, or 54.8%. Since the successful listing of the Company’s securities on Nasdaq, management has proactively engaged various consulting firms to assist us in setting long-term business development plans and to identify new business growth opportunities. The decrease in consulting fees in the six-months period ended December 31, 2024, was due to there were relatively more consulting engagements incurred around the time the Company was successfully listed in August 2023.

General and Administrative Expenses

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
General and administrative expenses	680,818	1,268,545	(587,727)	-46.3%
as percentage of revenue	25.7%	59.7%		-34.0%

General and administrative expenses were $680,818 for the six-months period ended December 31, 2024, and $1,268,545 for the six-months period ended December 31, 2023, representing a decrease of $587,727, or 46.3%. General and administrative expenses consist primarily of merchant fees, insurance, warehouse costs and other corporate expenses. The decrease was mainly due to a one-off research and development expense on mobile app of $798,684 in the six-months period ended December 31, 2023.

Sales and Marketing Expenses

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Sales and marketing expenses	209,118	175,705	33,413	19.0%
as percentage of revenue	7.9%	8.3%		-0.4%

Sales and marketing expenses were $209,118 for the six-months period ended December 31, 2024, and $175,705 for the six-months period ended December 31, 2023, representing an increase of $33,413, or 19.0%. However, as a percentage of revenue, sales and marketing expenses has remained stable at 7.9% and 8.3% for the six-months period ended December 31, 2024 and 2023, respectively. Sales and marketing expenses consist primarily of advertising and marketing expenses on various online platforms.

Amortization of operating right of use asset

Amortization of operating right of use asset refers to our office premises and warehouse, which was $138,728 for the six-months period ended December 31, 2024, and $132,867 for the six-months period ended December 31, 2023, which is relatively stable across the two aforesaid periods.

Income from Operations

The Company had a loss from operations of $1,172,408 and $2,428,266 for the six-months period ended December 31, 2024 and 2023, respectively, representing a decrease of $1,255,858, or 51.7%. The decrease was mainly a result of the improvement in total revenues, plus the cost savings in consulting fees and general and administrative expenses.

IPO-related expenses

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
IPO related-expenses	(300,000)	(50,286)	(249,714)	496.6%
as percentage of revenue	-11.3%	-2.4%		-9.0%

IPO-related expenses include the accounting fee, auditing fee, legal fee, and consulting fee, which were incurred due to the initial public offering process and is not related to the daily operations of the Company. The IPO on Nasdaq was completed in August 2023, but there are still IPO-related expenses which are amortised over a period of three years.

Unrealized gain (loss) from marketable securities

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Unrealized gain (loss) from marketable securities	77,681	(312,831)	390,512	-124.8%
as percentage of revenue	2.9%	-14.7%		17.7%

The Company had purchased certain equity securities on the Stock Exchange of Hong Kong for investment purposes in 2021. It has recorded an unrealized gain of $77,681 for the six-months period ended December 31, 2024, and an unrealized loss of $312,831 for the six-months period ended December 31, 2023, due to the fluctuation of the share prices of such equity securities.

Other Income (expenses)

Other income was nil for the six-months ended period December 31, 2024 and $115,190 for the six-months period ended December 31, 2023. The decrease was mainly due to a one-off gain on disposal generated during the disposal of the existing office and warehouse lease of $76,869 in the six-months period ended December 31, 2023.

Interest Income

Interest income was $129,292 for the six-months period ended December 31, 2024, and $764 for the six-months period ended December 31, 2023, representing an increase of $128,528, or 168 times. The increase in interest income is due to the interest income generated from the note receivables.

Interest Expense

Interest expense was $74,256 for the six-months period ended December 31, 2024, and $66,844 for the six-months period ended December 31, 2023, representing an increase of $7,412, or 11.1%. The increase was a result of the increase in tax payable to the Australian Taxation Office.

Income Tax Expense

	For the Six Months Periods Ended December 31,		Change
(in US dollars, except percentage)	2024	2023	Amount	%
Income tax expense (credit)	340,351	(80,566)	420,917	522.4%
effective tax rate	-25.4%	2.9%		-28.3%

Income tax expense was $340,351 for the six-months period ended December 31, 2024, and income tax credit was $80,566 for the six-months period ended December 31, 2023, representing an increase of $420,917, or 522.4%. The increase was mainly due to the full valuation allowance that was applied for the deferred tax asset of $345,515 as there is uncertainty that whether the timing differences benefits in tax could be recognized eventually in the near future. The effective tax rate decreased from 2.9% for the six-months period ended December 31, 2023 to a negative 25.4% for the six-months period ended December 31, 2024. This was also mainly due to the aforesaid reversal of deferred tax asset.

Net Loss and Comprehensive Loss

Net loss was $1,680,042 and $2,661,707 for the six-months period ended December 31, 2024 and 2023, respectively, or a decrease of $981,665, or 36.9%.

Comprehensive loss was $1,609,656 and $2,749,711 for the six-months period ended December 31, 2024 and 2023, respectively, or a decrease of $1,140,055 or 41.4%.

The net loss and comprehensive loss were mainly due to the aforesaid decrease in total revenues and the increase in consulting fees, plus the increase in general and administrative expenses.

Current Liquidity and Capital Resources for the Six-months Period Ended December 31, 2024   compared to the Six-months Period Ended December 31, 2023

	2024	2023
Summary of Cash Flows:
Net cash used in operating activities	$(743,957)	$(7,108,927)
Net cash used in investing activities	-	(2,500,000)
Net cash provided by (used in) financing activities	476,412	13,623,327
Foreign currency translation	70,386	(88,004)
Net increase in cash and cash equivalents	(197,159)	3,926,396
Beginning cash and cash equivalents	939,014	236,821
Ending cash and cash equivalents	$741,855	$4,163,217

Operating Activities

Cash used by operations of $743,957 during the six-months period ended December 31, 2024 was primarily a result of our $1,680,042 net loss reconciled with the depreciation of $5,195, the amortisation of right of use asset of $138,728, the net gain from investments of $77,681, and changes in operating assets and liabilities, which include primarily (i) a decrease in capital receivables of convertible notes of $1,472,000 due to the settlement of capital injection receivable from our investor (ii) a decrease of prepaid offering costs of $300,000 which was due to the amortization of prepaid offering cost during the aforesaid period; (iii) a decrease in deferred tax asset due to the full valuation allowance was applied during the six-months period ended December 31, 2024; (iv) an increase of deferred revenue of $189,909 which was in-line with our growth in revenues; (v) a decrease of accounts payable and accrued expenses of $344,392 which mainly due to the net payments to our suppliers and services providers; (vi) an increase of inventories of $658,057 which was mainly due to increase of procurements in-line with the growth in revenue; and (vii) the decrease in income tax payable of $120,295 which was due to tax payments during the period.

Cash used by operations of $7,108,927 during the six-months period ended December 31, 2023 was primarily a result of our $2,661,707 net loss reconciled with our non-cash net loss from investments of $328,139, and changes in operating assets and liabilities, which include primarily (i) an increase in prepaid offering costs of $2,549,524 due to the increase in prepayment for our potential new offerings subsequent to our IPO (ii) an increase of inventory of $1,577,049 due to business expansion plans and introduction of more new products; (iii) an increase of deposits and prepaids of $210,250 mainly due to stock procurement prepayment of approximately $200,000; (iv) a decrease of accounts payable and accrued expenses of $97,345 which was mainly due to reduction in tax payable caused by tax payment; (v) the increase in deferred tax assets of $82,309 which was mainly due to accumulated tax loss has increased; and (vi) the increase in other non-current assets of $81,092 due to increase in rental deposits after the renewal of office and warehouse lease.

Investing Activities

There was no net cash used or received in investing activities for the six-months period ended December 31, 2024.

There was net cash of $2,500,000 being used in investing activities for the six-months period ended December 31, 2023, which was attributed to the note receivables lent out to an independent third party.

Financing Activities

Net cash provided by financing activities was $476,412 for the six-months period ended December 31, 2024, which was mainly due to the working capital raised from note payables during the period.

Net cash provided by financial activities in the six-months period ended December 31, 2023, was $13,623,327 which was mainly due to the proceeds raised from the IPO of the Company in August 2023.

Future Capital Requirements

Our capital requirements for 2025 and future years will depend on numerous factors, including management’s evaluation of the timing of projects to pursue. Subject to our ability to generate revenues and cash flow from operations and our ability to raise additional capital (including through possible joint ventures, acquisitions, and/or partnerships), we expect to incur reasonable amount of expenditures to carry out our business plan, as well as costs associated with our capital raising efforts and being a public company.

Inflation

The amounts presented in our consolidated financial statements do not provide for the effect of inflation on our operations or financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

-9-